UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

AMERICAN SPECTRUM REALTY, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value
(Title of Class of Securities)
02970Q 10 4
(CUSIP Number)
JOHN N. GALARDI
7700 Irvine Center, Suite 550
Irvine, CA 92618
(949) 752-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02970Q 10 4

1	NAMES OF REPORTING PERSONS John N. Galardi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		100,968

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,226

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,968

WITH	10	SHARED DISPOSITIVE POWER

		356,226

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	467,194

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*********************
Item 1. Security and Issuer
     Common Stock, $0.01 par value.
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, TX 77057
Item 2. Identity and Background
(a), (b)	and (c) This statement on Schedule 13D is being filed by John N. Galardi. The business address of Mr. Galardi is 7700 Irvine Center, Irvine, CA 92618. Mr. Galardi is Chief Executive Officer of Galardi Group.

(d)	During the past five years, Mr. Galardi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Galardi has not been convicted in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Galardi is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     Mr. Galardi disposed of 100,608 shares as a result of a domestic relations order in a private transaction.
     Mr. Galardi and his affiliates may make purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.
     Depending on these factors, Mr. Galardi and his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number of shares of the Common Stock beneficially owned by Mr. Galardi and his affiliates 467,194. The percentage of the shares of the Common Stock beneficially owned by Mr. Galardi is 30.9%

(b)	Mr. Galardi has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote:	110,968
(ii)	Shared power to vote or to direct the vote:	356,226
(iii)	Sole power to dispose or to direct the disposition of:	110,968
(iv)	Shared power to dispose or to direct the disposition of:	356,226
(c)	On August 12, 2009, Mr. Galardi disposed of 100,608 shares as a result of a domestic relations order in a private transaction.
(d)	With respect to the 93,823 shares jointly owned by Mr. Galardi, Timothy R. Brown and William J. Carden, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares are shared by Messrs. Galardi, Brown and Carden.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Messrs. Galardi, Brown and Carden jointly own 93,823 shares. On May 26, 2009, Messrs. Galardi, Brown and Carden announced that they had terminated their 10b5-1 trading plan to jointly purchase up to a total of 300,000 shares.
Item 7. Material to Be Filed as Exhibits
     None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 24, 2009

/s/ John N. Galardi
John N. Galardi